JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

06012134

SUPPL

23rd March 2006

RECEIVED
2006 APR -3 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited

I enclose for your attention a notification dated 23rd March 2006 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
APR 03 2006
THOMSON
FINANCIAL

Encl

Dlw 4/3

Dir/2k60323ajln/mc/p.2

Regulatory Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Director Declaration
Released	09:33 23-Mar-06
Number	2597A

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

On behalf of the Company, we wish to advise that Mr Anthony John Liddell Nightingale, an existing Director, has been appointed as Managing Director of the Company in place of Mr Edward Percy Keswick Weatherall with effect from 1st April 2006. Mr Weatherall will remain as a non-executive Director of the Company.

In accordance with LR 9.6.14R of the listing rules of the UK Listing Authority, we wish to advise the following changes to the directorships of publicly quoted companies held by Mr Nightingale:

Name of Company	Date of Change
Jardine Strategic Holdings Limited	Appointed with effect from 1st April 2006
Dairy Farm International Holdings Limited	Appointed with effect from 1st April 2006
Hongkong Land Holdings Limited	Appointed with effect from 1st April 2006
Mandarin Oriental International Limited	Appointed with effect from 1st April 2006
MCL Land Limited *	Resigned with effect from 17th February 2006
Cycle & Carriage Bintang Berhad #	Resigned with effect from 31st December 2005
Edaran Otomobil Nasional Berhad #	Resigned with effect from 31st December 2005

*Listed on Singapore Exchange Limited
Listed on Bursa Malaysia Berhad

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

23rd March 2006

www.jardines.com

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